

April 16, 2014

Via E-mail
Ivan Krikun
President
Danlax, Corp.
Transportnaya Street, 58-7
Nizhneudinsk, Russia 665106

> **Re:** **Danlax, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on April 10, 2014**
> **File No. 333-193467**

Dear Mr. Krikun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter, dated April 9, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Associated to Our Business, page 6

1. We note your response to prior comment 2 and the revised disclosure on page 8, and reissue the comment. Please revise to discuss the business risks to your company and investors as a result of your location in Russia. For example only, consider whether the political, economic or regulatory environment in Russia may negatively impact your operations.

Item 16. Exhibits

2. Please provide a currently dated consent from your auditors as an exhibit to the Form S-1. Refer to Item 601(b)(23) of Regulation S-K.

Ivan Krikun
Danlax, Corp.
April 16, 2014
Page 2

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Scott D. Olson, Esq.